Exhibit 107

Calculation of Filing Fee Table

Schedule TO
(Form Type)

Zhihu Inc.
(Name of Issuer)

Table 1 — Transaction Valuation

	Transaction Valuation			Fee Rate		Amount of Filing Fee
Fees to Be Paid	US$	54,750,604.18	(1)	0.00014760	(2)	US$	8,081.19	(2)
Fees Previously Paid		—					—
Total Transaction Valuation	US$	54,750,604.18
Total Fees Due for Filing						US$	8,081.19	(2)
Total Fees Previously Paid							—
Total Fee Offsets							—
Net Fee Due						US$	8,081.19	(2)

(1)	Calculated solely for purposes of determining the filing fee. This amount is based upon the maximum amount of consideration for the proposed tender offer, being HK$427,454,392 (US$54,750,604.18). The translation from Hong Kong dollars to U.S. dollars was made at a rate of HK$7.8073 to US$1.00.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $147.60 per $1,000,000 of the transaction valuation.